LGBT Media Inc.



ANNUAL REPORT

PO Box 115   Roslyn
Heights, NY 11577

(844) 997-5428
www.LGBTQutie.com

This Annual Report is dated 4/05/2019

BUSINESS

LGBT Media Inc. is The Digital Media Company that Connects the entire LGBTQ Community. LGBT Media Inc. owns two mobile apps: LGBTQutie and QutieLife, available for iOS and Android. LGBTQutie is an LGBTQ Social App. We believe our apps are game changers in the LGBTQ social landscape due to their inclusivity and focus on meaningful connections rather than hook-ups. The app is community-based providing a space for users to interact with the latest LGBTQ news, blogs, events and social causes.

Revenue Model:

We generate revenue through upgraded premium memberships, advertising on our mobile app, pop-up events, and through sales of apparel.

Competition:

LGBTQutie allows the entire LGBTQ community to interact through social networking, relationships, events, and LGBTQ specific content all in one place.

There are heterosexual focused social apps such as Skout, but those are not targeted and leave LGBTQ consumers to feel like an afterthought.

There are also gay and lesbian apps such as Grindr or Surge, but those are not relationship focused and are only available to a limited segment of the community.

Liabilities and Litigation:

The company is not involved in any current litigation.

Previous Offerings

Between 5/22/18 and 8/21/18, we sold 11,583 shares of Class B Non-Voting common stock in exchange for $1.22per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Financial Condition Results of Operation

During 2018, we generated $41,208 in Revenue. Gross revenue for fiscal 2018, was $41,208, compared to $16,985 for fiscal 2017. The increase in revenue is primarily attributable to our partnership with Atari because their support helped us generate new business. Operating Expenses. Operating expenses for fiscal 2018 were $113,52972 compared to $39,063 for fiscal 2017. The

increase in operating expenses is primarily attributable to operation costs and development costs.
Net Loss. As a result of the above, for fiscal 2018, we had a net loss of $72,322, compared to net loss of $22,078, for fiscal 2017. The decrease in net loss is primarily attributable to a reduction of marketing and development expenses.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $11,241. *The Company intends to raise additional funds through an equity financing.* We finance our operations through equity investments, unsecured loans, and credit cards. We have two credit card facilities on which we have an aggregate of $33,000 in available credit. As of April December 31, 2018, we had $12,602 in outstanding amounts due under the credit cards, leaving us $20,398 in available credit. We are currently generating operating losses and require the continued infusion of new capital to continue business operations. We will likely seek to raise capital under equity or debt issuances, or any other method available to us.

Debt

We currently have $166,000 in outstanding debt owed to two of our minority stockholders, which do not accrue interest and are due and payable on or before December 31, 2018. As of dec 31, 2018, we also had outstanding an aggregate of $12,602 in credit card debt, $11,208 of which accrues interest at 14.74% per annum, and $1,395 of which accrues interest at 18.49% per month. We have a convertible note from Atari Inc. for $70,000 to be included in an equity deal in 2019.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and directors

Rachel Kimelman, LCSW	CO - CEO, Director
Jordan Weiss	CO - CEO, Director

Rachel Kimelman, LCSW

Rachel has a background as a Licensed Clinical Social Worker with vast experience obtained from her 10 years working in the field of mental health. She received a Master's Degree from Columbia University School of Social Work and a Bachelor's Degree in Psychology from SUNY Stony Brook. The skills Rachel acquired when working with people has helped to shape her into the entrepreneur she is today. Rachel has been the Co-CEO and director of LGBT Media Inc. since August 2014. She previously held a position as a Social Worker for the West Side Federation for Senior and Supportive Housing, between October 2010 and April 2017, where she provided mental health services and access to resources for the formerly homeless population. Rachel currently works in the business full-time. In addition, she began working part time as a psychotherapist for NYC Therapy Group since September 2017.

Jordan Weiss

Jordan has had an extensive background in wellness, personal training and mixed martial arts for 15 years. Jordan uses his skills of discipline and diligence that he acquired through these experiences to effectively run LGBT Media Inc. Since the company's inception, he has been fully devoted to the business full-time. Jordan is a graduate of NYU School of Continuing and Professional Studies. Jordan has been the Co-CEO and director of LGBT Media Inc. since August 2014.

Number of Employees: 2

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

- **Jordan Weiss**, 29.10% ownership, Class A Voting Common Stock
- **Rachel Kimelman**, 29.10% ownership, Class A Voting Common Stock
- **Atari Inc.**, 21.88% ownership, Class A Voting Common Stock

RELATED PARTY TRANSACTIONS

We are parties to a Rights Assignment Agreement dated April 6, 2017, with Atari, Inc., the holder of over 20% of our outsta Common Stock. Under the Agreement, Atari assigned us all rights in and to our QutieLife Application (Formerly known as invested $30,000, in exchange for 22% of our outstanding common stock. Between 10/1/15 and 10/31/15, two of our minori loaned us an aggregate of $166,000, which loans do not accrue interest and are due and payable on December 31, 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

Terms of subsequent financings may adversely impact your investment. We may need to engage in other common equity, de[...] stock financing in the future. As a result of these additional offerings, your rights and the value of your investment in the Comm[...] be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be [...] from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred [...] more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise additional equity [...] sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the [...] investment, including, a lower purchase price.

Risks of Debt. We currently have $166,000 in outstanding debt owed to two of our minority stockholders, which do not accrue [...] due and payable on or before December 31, 2018. In the future, the Company may have to seek additional loans from financia[...] other third parties. A default under any loan agreement or promissory notes could have a material adverse effect on our busi[...] operations or financial condition, and our ability to make distributions to our investors. In addition, if we enter into an[...] agreements, a default under such loans could result in the foreclosure on our assets, which would result in the cessation of our op[...]

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property, however, companies, organizations or individuals, including our co[...] hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, [...] market our application, which could make it more difficult for us to operate our business. From time to time, we may receive c[...] from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual prop[...] bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we ar[...] have infringed upon a third party's intellectual property rights, we may be required to cease operating our applications, [...] damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reas[...] at all, and/or establish and maintain alternative branding for our software. We may also need to file lawsuits to protect our intel[...] rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's att[...] core operations.

There are several potential competitors who are better positioned.

We compete with larger and more established social applications, such as but not limited to Skout, Grindr and HER, which have [...] means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products [...] or superior products than those developed by us. There can be no assurance that competitors will not render our technolo[...] obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should furt[...] that that competition will intensify.

Product improvements.

In order to compete, we need to rapidly make updates to our applications as the market demands. These improvements and tran[...] guarantees of success.

Third party providers.

We rely on third-party service providers to operate, such as our web hosting company. We also depend on our applications bei[...] Mobile App Stores. Any interruption or downtime in these third-party services, or failure of App Stores to offer our application[...] negative impact on our ability to grow our user base.

We store personally identifiable information of our customers. If the security of this information is compromised or otherw[...] unauthorized access, our reputation may be harmed and we may be exposed to liability.

We store personally identifiable information, credit card information and other confidential information of our customers. We [...] successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This informatio[...] otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiab[...] could have an adverse affect on our business, financial condition and results of operations. We are also subject to federal, state,[...] foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify ind[...] security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them i[...] security incident. Evolving regulations regarding personal data and personal information, in the European Union and elsewh[...] relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our a[...] or expand our business. Such laws and regulations require or may require us or our customers to implement privacy and se[...] permit customers to access, correct or delete personal information stored or maintained by us or our customers, inform individ[...] incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purp[...] industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Exis[...] privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal inform[...] negatively affect the public's perception of our sales and marketing practices. If our solutions are perceived to cause, or[...] unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public critici[...] on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability[...] address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, i[...] and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulation[...] standards may result in a decrease in our profitability and/or limit adoption of and demand for our solutions.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the [...] allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current busi[...] however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, a[...] broad discretion in doing so.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our securities for investment purposes only and not with a view towards distri[...] conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our [...] public market exists for our securities and no market is expected to develop.

The holders of our Class B Common Stock have no voting rights.

Because the Class B Common Stock have no voting rights, investors will not be able to participate in any shareholder votes, [...] election of any directors.

There is no current market for our securities.

There is no established public trading market for our securities, however, we do not have plans to apply for or otherwise [...] quotation of our securities on an over-the-counter market. Investors should assume that they may not be able to liquidate their [...] some time.

Classes of securities

- **Class A Voting Common Stock:**

2,050,477 There is currently 2,050,477 shares of Class A Common Stock outstanding, and 11,583 of Class B Non-Voting Common Stock outstanding.

Voting Rights:

The holders of shares of the Company's Class A Common Stock ("Voting Common Stock" and, collectively with the Class B Non-Voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights:

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive:

Liquidation Distributions In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences:

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

Class B Non-Voting Common Stock: 0 See above.

What it means to be a Minority Holder:

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the con additional shares. In other words, when the company issues more shares, the percentage of the company that you own will c though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, prefe warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being w before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings d reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage compani to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meanin valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a cert value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make d to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginn

when the securities were issued, unless such securities are transferred:

(1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the far purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of t purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding 503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Fo has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 5, 2019.
LGBT Media Inc.
By: Name: Jordan Weiss
Title: Co-Chief Executive Officer

Name: Rachel Kimelman
Title: Co-Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Jordan Weiss and Rachel Kimelman, the Co - CEO's of LGBT Media Inc., hereby certify that the financial stat LGBT Media Inc. and notes thereto for the periods ending December 31st, 2018 and December 31st, 2017 inclu Form C offering statement are true and complete in all material respects and that the information below reflects information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $41,208; taxable income of $ - total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed 4/5/2019.

Jordan Weiss   (Signature)
Co - CEO   (Title)

4/5/2019   (Date)

Rachel Kimelman (Signature)
Co - CEO   (Title)
4/05/2019   (Date)

CERTIFICATION

I, Jordan Weiss, Principal Executive Officer of LGBT Media Inc., hereby certify that the financial statements of LGBT M
included in this Report are true and complete in all material respects.

Jordan Weiss   (Principal Executive Officer)

Financial Forms Attached Herein:

Income Statement

LGBT Media, Inc
For the year ended December 31, 2018
Cash Basis

	2018	2017
Income		
Income	41,181.19	16,937.16
Interest Income	27.03	48.47
Total Income	41,208.22	16,985.63
Gross Profit	41,208.22	16,985.63
Operating Expenses		
Advertising & Marketing		
Advertising and Promotion	6,896.68	17,922.40
Event Expense	252.00	1,355.73
Total Advertising & Marketing	7,148.68	19,278.13
Bank Fees		
Bank Charges	4,588.94	501.00
Interest Expense	-	1,255.72
Total Bank Fees	4,588.94	1,756.72
Business Licenses & Permit		
Licenses and Fees	-	325.00
Total Business Licenses & Permit	-	325.00
Insurance Expense		
Insurance Expense	490.36	-
Unemployment Insurance Expense	819.79	-
Total Insurance Expense	1,310.15	-
Office & Store Expenses		
Dues & Subscriptions	287.54	83.88
Office Supplies	80.00	240.00
Postage Expense	200.00	235.95
Charitable Contributions	-	40.00
Software Subscription Expense	405.63	-
Total Office & Store Expenses	973.17	599.83
Other General Expense		
Meals and Entertainment	125.27	837.75
Total Other General Expense	125.27	837.75
Professional Fees		
Legal Fees	5,185.23	8,260.06

	2018	2017
Professional Fees	130.00	100.00
Total Professional Fees	**5,315.23**	**8,360.06**
Salary Expense		
Payroll Expenses	152.11	-
Payroll Tax Expense	2,150.56	-
Salary Expense	66,000.00	-
Sub Contractor Expense	12,785.84	-
Total Salary Expense	**81,088.51**	**-**
Tax Expense		
Sales Tax Expense	757.46	12.37
Total Tax Expense	**757.46**	**12.37**
Travel Expense		
Fuel Expense	-	33.84
Parking	-	556.30
Travel Expense	441.02	3,562.77
Total Travel Expense	**441.02**	**4,152.91**
Utilities Expense		
Telephone Expense	217.18	215.15
Total Utilities Expense	**217.18**	**215.15**
Website & Technology		
Design Expense	-	1,000.00
Technology Expense	-	460.88
Web Hosting Expense	10,967.21	-
Website Expense	-	2,039.41
Total Website & Technology	**10,967.21**	**3,500.29**
Income Tax Expense	597.00	25.00
Total Operating Expenses	**113,529.82**	**39,063.21**
Operating Income	**(72,321.60)**	**(22,077.58)**
Net Income	**(72,321.60)**	**(22,077.58)**

Balance Sheet

LGBT Media, Inc
As of December 31, 2018
Cash Basis

	DEC 31, 2018	DEC 31, 2017
Assets		
Current Assets		
Cash and Cash Equivalents		
Business Checking (1015)	40.33	51.99
Business Checking (1028)	11,200.87	15,523.99
Total Cash and Cash Equivalents	**11,241.20**	**15,575.98**
Total Current Assets	**11,241.20**	**15,575.98**
Fixed Assets		
App Development Expense	12,724.04	2,600.04
Application Assets	245,000.00	245,000.00
Game Assets	520,000.00	520,000.00
Total Fixed Assets	**777,724.04**	**767,600.04**
Total Assets	**788,965.24**	**783,176.02**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Chase Credit Card (0527)	11,207.64	12,552.05
Spark Visa Signature Business	1,394.65	1,570.68
Total Current Liabilities	**12,602.29**	**14,122.73**
Long Term Liabilities		
Due to Leslie Weiss	140,000.00	140,000.00
Due to Robert Colon	26,000.00	30,500.00
Loan to Shareholders	70,000.00	-
Total Long Term Liabilities	**236,000.00**	**170,500.00**
Total Liabilities	**248,602.29**	**184,622.73**
Equity		
Additional Paid in Capital	14,131.26	-
Current Year Earnings	(72,321.60)	(22,077.58)
Retained Earnings	(474,198.71)	(452,121.13)
Shareholder Equity	1,072,752.00	1,072,752.00
Total Equity	**540,362.95**	**598,553.29**
Total Liabilities and Equity	**788,965.24**	**783,176.02**

Statement of Cash Flows

LGBT Media, Inc
For the year ended December 31, 2018

Account	2018	2017
Operating Activities		
Receipts from customers	41,208.22	16,985.63
Payments to suppliers and employees	(113,529.82)	(39,063.21)
Net Cash Flows from Operating Activities	**(72,321.60)**	**(22,077.58)**
Investing Activities		
Payment for property, plant and equipment	(10,124.00)	(616,792.08)
Net Cash Flows from Investing Activities	**(10,124.00)**	**(616,792.08)**
Financing Activities		
Other cash items from financing activities		
Issuance of stock	14,131.26	628,554.06
Borrowing	63,979.56	2,643.44
Net Cash Flows from Financing Activities	**78,110.82**	**631,197.50**
Net Cash Flows	**(4,334.78)**	**(7,672.16)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	15,575.98	23,248.14
Cash and cash equivalents at end of period	11,241.20	15,575.98
Net change in cash for period	**(4,334.78)**	**(7,672.16)**

Statement of Stockholders Equity

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance at 2014	-	-	-	-	-	-
Common stock issued for cash	1,318,682		80,000			
Contributed capital						
Net loss					-1417	-1417
31-Dec-14	1,318,682		80,000		-1417	-1,417
Common stock issued for cash	40,784		40,000			
Contributed capital			135,500			
Net loss					-82104	-82104
31-Dec-15	1,359,466		255,500		-83521	-83,521
Common stock issued for cash	239,906		100,000		-	
Contributed capital	-	-	35,000	-	-	
Net loss	-	-	-	-	-77,282	-77,282
31-Dec-16	1,599,372		390,500		-160,803	-160,803
Common stock issued for cash	451,105		30,000		-	
Contributed capital	-	-	520,000	-	-	
Net loss	-	-	-	-	-22,078	-22,078
31-Dec-17	2,050,477		940,500		-182,881	-182,881
Common stock issued for cash	11,583		14,131		-	
Contributed capital	-	-	74,500	-	-	
Net loss	-	-	-	-	-70,254	-70,254
31-Dec-18	2,062,060		1,029,131		-253,135	-253,135